Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
LA JOLLA PHARMACEUTICAL COMPANY
a California corporation

Pursuant to Section 910 of the
California General Corporation Law
The undersigned, being the President and Secretary of La Jolla Pharmaceutical Company (the “Corporation”), a corporation organized and existing under the laws of the State of California, in accordance with the provisions of 910 of the California General Corporation Law (“CGCL”), does hereby certify that:
1. The purpose of amending the Articles of Incorporation of the Corporation is to implement a 1-for-50 reverse split of the issued and outstanding Common Stock of the Corporation.
2. The Amendment to the Articles of Incorporation has been duly approved by the required vote of the stockholders in accordance with Sections 902 and 903 of the CGCL. On June 5, 2013, there were 30,486,228 shares of Common Stock outstanding entitled to vote with respect to the Amendment to the Articles of Incorporation of which 21,248,521 shares or 70% voted in favor of the Amendment to the Articles of Incorporation. The vote exceeded the 50% approval required to authorize the Amendment to the Articles of Incorporation.
3. The Amendment to the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation in accordance with CGCL Section 902 on September 24, 2013.
4. Article III(a) of the Articles of Incorporation of the Corporation, as amended on the date of the filing of this certificate, is amended to read in full as follows:
“(a) Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 12,008,000,000 shares, consisting of 12,000,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 8,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). Upon the amendment of this Article III(a) to read as herein set forth at the Effective Time, each 1 to 50 outstanding shares of Common Stock of the Corporation shall be combined and converted automatically into one share of Common Stock. In lieu of any fractional shares to which a holder would be otherwise entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock (pre-reverse-split), as determined by the Board of Directors of the Corporation. The Common Stock issued in this exchange (post-reverse stock split) shall have the same rights, preferences and privileges as the Common Stock (pre-reverse stock split). The “Effective Time” shall be January 13, 2014 at 12:01 a.m., Eastern Time.”

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Executed this 10th day of January, 2014 at San Diego, California.

LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ George F. Tidmarsh
Name:	George F. Tidmarsh, M.D., Ph.D.
Title:	President and Chief Executive Officer

LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ George F. Tidmarsh
Name:	George F. Tidmarsh, M.D., Ph.D.
Title:	President and Chief Executive Officer